

CPG INTERNATIONAL
Building Products. Better.

2006 Earnings Call

March 6, 2007



Forward Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made in this presentation that relate to future events or the Company's expectations, projections, estimates, intentions, goals, targets and strategies are forward looking statements. You are cautioned that all forward-looking statements are based upon current expectations and estimates and the Company assumes no obligation to update this information. Because actual results may differ materially from those expressed or implied by the forward-looking statements, the Company cautions you not to place undue reliance on these statements. For a detailed discussion of the important factors that affect the Company and that could cause actual results to differ from those expressed or implied by the Company's forward-looking statements, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" in the Company's current and future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.



Adjusted EBITDA Statement

We refer to the term "Adjusted EBITDA" in various places throughout this presentation. Adjusted EBITDA, or earnings (adjusted as described below) before interest, taxes, depreciation and amortization calculated on a pro forma basis as provided herein, is a material component of the significant covenants contained in our senior secured revolving credit facility and the indenture governing the notes and accordingly, is important to the Company's liquidity and ability to borrow under its debt instruments. Adjusted EBITDA is calculated similarly under both the credit facility and the indenture by adding consolidated net income, income taxes, interest expense, depreciation and amortization and other non-cash expenses, income or loss attributable to discontinued operations and amounts payable pursuant to the management agreement with AEA Investors. In addition, consolidated net income is adjusted to exclude certain items, including non-recurring charges with respect to the closing of the acquisition of Santana Holdings Corp. (the "Santana Acquisition") and the related financing transactions, as well as certain other nonrecurring or unusual charges. Please see the Company's December 31, 2006 10-K, which contains a detailed description of our covenants and a thorough description of our use of Adjusted EBITDA, and the use of Adjusted EBITDA in connection with certain calculations under the covenants, under our credit agreement and indenture.

While the determination of appropriate adjustments in the calculation of Adjusted EBITDA is subject to interpretation under our debt agreements, management believes the adjustments are in accordance with the covenants in our credit agreement and indenture, as discussed above. Adjusted EBITDA should not be considered in isolation or construed as an alternative to our net income or other measures as determined in accordance with GAAP. In addition, other companies in our industry or across different industries may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure. In future SEC filings, we may be required to change our presentation of Adjusted EBITDA in order to comply with the SEC's rules regarding the use of non-GAAP financial measures. In addition, you are cautioned not to place undue reliance on Adjusted EBITDA.

For a reconciliation of Adjusted EBITDA to net income, please see the Appendix to this presentation.



About CPG International

Headquartered in Scranton, Pennsylvania, CPG International is a leading manufacturer of market-leading brands of highly engineered building products for residential and commercial markets designed to replace wood, metal and other traditional materials in a variety of construction applications. The Company's products are marketed under several brands including AZEK® Trimboards, Santana Products, Comtec, Capitol, EverTuff™, TuffTec™, Hiny Hider® and Celtec®, as well as many other branded and non-branded products.

Please note:

To access the conference call, dial (866) 315-3365 and enter Conference ID, 9548730. A replay of the call will be available for one week after the event by dialing (800) 642-1687 or (706) 645-9291 and entering Conference ID, 9548730.



Table of Contents



Strategy Overview

- **Transformation of CPG into a Building Products Company gains steam**
  - Scranton Products expands mix of end use building products (locker systems and bathroom products) to 69% of sales vs. 55% last year
    - Santana acquisition (Closed May 2006)
    - Locker business expansion
  - Residential building products (AZEK®) grows to 82% of AZEK Building Products business

- **Grow AZEK Building Products into the provider of premium home exterior products**
  - Completed Mouldings line for Spring 2007 launch
  - Pella window surround partnership underway
  - Procell acquisition (closed January 2007) moves AZEK into decking
  - Procell technology will allow AZEK to expand its product offering

- **Expand AZEK sales footprint and brand**
  - Dealer network expands 21% from 1,400 at the beginning of 2006 to 1,700
  - Move into Canada (November 2006/13 locations added)
  - Developing strategy for Big Box presence



Strategy Overview

- Use our experience and technology to drive new building product introductions

- Use LEAN to drive quality and cost reduction
  - LEAN techniques used to drive success of Santana acquisition
    - Santana acquisition well ahead of merger case
    - Complete plant redesign under LEAN to be complete by March
    - Significant inventory reduction effort pays benefits
    - Employee empowerment drives cost reductions

- Use data to manage the business
  - SAP implementation completed on time & budget
  - Reaching out through the sales network to better understand market changes
  - Procell acquisition integrated into SAP by third quarter
  - Public company infrastructure implementation on track



2006 Business Highlights

- Overall CPG revenue growth of 18% despite downturn in the new housing market

- CPG's Adjusted EBITDA up 16% to $44.3 million from $38.2 in 2005

- AZEK Building Product Highlights:

  - AZEK Building Product sales up 8% or $12.5 million
    - Residential building product (AZEK® Trimboards) sales up 6% (volume up 2% and Average Selling Price (or ASP) up 4%)
    - Industrial (Celtec®) sales up 22% (volume up 9% and ASP up 11%)

  - Adjusted EBITDA up 5% to $29.7 million from $28.2 million in 2005



2006 Business Highlights

- AZEK® fundamentals still strong and improving after inventory de-stocking cycle absorbed
  - Distributor sales to dealers improves after de-stocking
    - Housing starts fall from 2.1 million in 2006 Q1 to 1.6 million by 2006 Q4
    - Dealers and distributors react by lowering inventory levels
    - Distributor sales begin to recover in November
    - Strong distributor sales growth in December/January/February
    - Lower inventory in channel and increasing demand seems to point to bottom of cycle
    - How long does the bottom last (late 2007/early 2008)



AZEK® Distributors Lowering Inventory Levels





AZEK® Distributor Sales to Dealers

Year over Year Change in Distributor Sales to Dealers



2006 Business Highlights

- Early conversion play, brand and sales footprint expansion can help to offset a down market
  - AZEK dealer network expands 21% to 1,700
  - Canadian distribution announced in November 2006 – 13 locations
  - New moulding line to be launched in spring of 2007 with same look and texture as AZEK® Trimboards
  - Branding effort resulted in 1.2 billion impressions and website hits increased 40% over last year to 1.2 million per month.



2006 Business Highlights

- Scranton Product Highlights:

  - Scranton Product sales up 37% or $26.5 million
    - Commercial building product (Santana/Comtec/Capital bathroom product and locker systems) sales up 70% (volume up 42% and ASP up 20%)
    - Industrial (Marine/Playground/Semiconductor) sales down 5% (volume down 23% and ASP up 24%)

  - Adjusted EBITDA up 110% to $21.0 million from $10.0 million in 2005

- Santana acquisition and Locker business drive success in commercial building products

  - Santana Acquisition integration ahead of schedule
  - Santana results ahead of Merger case by 15%
  - Locker systems business creating an early stage conversion
    - Sales grow 59% in 2006



Continued Growth – 2007

- Grow AZEK Building Products into the provider of premium home exterior products
  - New products/New markets allow AZEK to grow through building down turn
    - Launch mouldings line for Spring 2007
    - Pella window surround partnership underway
    - Canada
    - Western US
    - Big Box
    - Allegiance base grows 45% in early buy
  - Strong AZEK growth expected despite current market conditions
    - Assumes 1.55 million housing starts
    - Some recovery in mid 2007
- Procell acquisition (closed January 2007) moves AZEK into decking
  - Very early in the conversion play
    - Include under the AZEK family of products
    - Leverage AZEK sales network
    - Define and implement channel strategy
    - Build capacity engine to get decking to market
  - Strong growth over Procell's 2006 $32.0 million in sales expected



Continued Growth – 2007

- Santana acquisition and Locker business are intended to drive success in commercial building products in 2007
  - Continue to leverage Santana acquisition integration
  - Use LEAN to drive costs out of the manufacturing and back office process
  - Locker systems business creating an early stage conversion
    - Strong growth expected
    - 2006 capacity investment should support growth
  - Bathroom products focused on new markets
    - Retail business
    - Office construction/remodel



2006 Full Year Financial Results

$ in MMs

	Year Ended December 31,		
	2005	2006	%
Net Sales	$222.6	$261.8	17.6%
Volume	*180.3*	*186.7*	*3.5%*
ASP	*$1.23*	*$1.40*	*14.6%*
Adjusted EBITDA	$38.2	$44.3*	16.0%
% of Net Sales	*17.2%*	*16.9%*	
Capital Expenditures	$21.8	$17.3	-20.6%

*Excludes $1.6mm of Pro Forma EBITDA for Santana Acquisition as if we owned them on January 1, 2006.



2006 4th Quarter Financial Results

$ in MMs

	Quarter Ended December 31,		
	2005	2006	%
Net Sales	$51.2	$51.3	0.2%
Volume	*39.5*	*36.9*	*-6.6%*
ASP	*$1.30*	*$1.39*	*6.9%*
Adjusted EBITDA	$6.9	$8.2	18.8%
% of Net Sales	*13.5%*	*16.0%*	
Capital Expenditures	$7.7	$3.2	-58.4%



Balance Sheet

$ in MMs

	As of December 31,		
	2004	2005	2006
Inventory	$47.9	$44.7	$45.5
Accounts Rec.	$13.8	$14.8	$29.3
Prepaid Expenses	$0.9	$4.7	$5.8
A/P & Accrued Expenses[1]	($20.0)	($40.0)	($34.7)
Total	$42.6	$24.1	$45.9
as % Net Sales[2]	25%	11%	18%
Revolver Balance		$0	$9.5

(1) Excludes Interest payable
(2) Based on annual sales.



2007 Adjusted EBITDA Guidance (1)

- Adjusted EBITDA growth ranges from 35% to 47%



Low → **High**

$60mm → **$65mm**

Downside:

- Prolonged decline in residential housing market
- Resin prices rise
- Procell integration

Upside:

- Higher AZEK® growth
- Resin declines further
- Higher Procell growth
- Incremental Santana synergies

(1) In preparation of our Adjusted EBITDA, we used a basis similar to actual interest, depreciation, amortization and taxes reported for 2006, subject to the timing of the Santana Acquisition.



2007 Guidance

$ in MMs

	Year Ended and Ending December 31,		
	2006	2007	%[1]
Net Sales	$261.8	$310 - $350	26%
Volume	*186.7*	*240-280*	*40%*
Gross Margin	*26.1%*	*25.5% - 27.5%*	
SG&A	*14.2%*	*12% - 14%*	
Adjusted EBITDA	$44.3[2]	$60 - $65	41%
EBIDTA Margin	*16.9%*	*18.9%* [1]	
Capital Expenditures	$17.0	$14 - $19	(3%)
Adjusted Working Capital[3] % Sales	18%	15% - 19%	

Footnotes:
(1)   Based on midpoint of range.
(2)   Excludes $1.6mm of Pro Forma Adjusted EBITDA (excluding synergies) for Santana as if we owned them on January 1, 2006.
(3)   Defined as accounts receivable, inventory, prepaid expenses, less accounts payable and accrued expenses (excluding interest payable).



APPENDIX



Net Income to Adjusted EBITDA Reconciliation

CALCULATION OF ADJUSTED EBITDA		
(Dollars in Thousands)	**Year Ended December 31, 2005**	**Year Ended December 31, 2006 (1)**
Net loss	($11,741)	($485)
Interest expense, net	$23,035	$28,685
Income tax (benefit) expense	($1,622)	$230
Depreciation and amortization	$9,560	$13,813
FAS 141 inventory adjustment	$5,185	-
Relocation and hiring costs	$496	$81
Retiring executive costs	$188	$385
Management fee	$217	$1,021
Non-cash restricted stock unit charge	$12,851	-
Santana Acquisition transition costs	-	$519
Procell non-recurring charges	-	$26
Adjusted EBITDA	**$38,169**	**$44,275**

Footnote:

[1] Does not reflect pro forma impact of Santana Acquisition, as if we owned them on January 1, 2006.



Net Income to Adjusted EBITDA Reconciliation- QTD

CALCULATION OF ADJUSTED EBITDA

(Dollars in Thousands)	Three Months Ended December 31, 2005	Three Months Ended December 31, 2006
Net loss	($5,797)	($3,087)
Interest expense, net	$6,740	$7,446
Income tax (benefit) expense	($4,682)	($657)
Depreciation and amortization	$4,862	$3,822
FAS 141 adjustment	$5,185	-
Relocation and hiring costs	$496	-
Retiring executive costs	$47	$138
Management fee	-	$432
Santana Acquisition transition costs	-	$96
Procell non-recurring charges	-	$26
Adjusted EBITDA	$6,851	$8,216



Quarterly Volume Information

(in thousands)

	2006				
	Q1	**Q2**	**Q3**	**Q4**	**YTD**
AZEK Building Products	47,589	32,650	28,637	26,331	135,207
Scranton Products	10,235	14,606	16,112	10,535	51,488
Total	57,824	47,256	44,749	36,866	186,695

	2005				
	Q1	**Q2**	**Q3**	**Q4**	**YTD**
AZEK Building Products	44,627	24,398	33,168	29,225	131,418
Scranton Products	11,429	13,599	13,579	10,288	48,895
Total	56,056	37,997	46,747	39,513	180,313



CPG



CPG INTERNATIONAL
Building Products. Better.
SCRANTON PRODUCTS
Cutting Edge Building Products.
AZEK®
AZEK Building Products, Inc.
SEABOARD
Flametec
HITEC®
HIGH DENSITY
POLYETHYLENE (HDPE)
COMTEC
INDUSTRIES
HINY HIDERS.
Santana Products
CAPITOL
PARTITIONS INC.
AZEK®
TRIMBOARDS
procell
DECKING SYSTEMS
CELTEC